UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Fairmount Bancorp, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

305468100

(CUSIP Number)

Joseph M. Solomon

President & CEO

Fairmount Bancorp, Inc.

8216 Philadelphia Road

Baltimore, MD 21237

Tele: 410-866-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 26, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 305468100

1.	Name of Reporting Persons. Joseph M. Solomon
2.	Check the Appropriate Box if a Member of a Group (a) N/A (b) N/A
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A
6.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power: 20,902 shares
	8.	Shared Voting Power: N/A
	9.	Sole Dispositive Power: 20,902 shares
	10.	Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,010 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒
13.	Percent of Class Represented by Amount in Row (11): 5.1%
14.	Type of Person Reporting (See Instructions): IN

Item 1.	Security and Issuer.

The class of securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”) of Fairmount Bancorp, Inc., a Maryland corporation (“Fairmount”). The address of the principal executive offices of Fairmount is 8216 Philadelphia Road, Baltimore, MD 21237.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by Joseph M. Solomon, a United States citizen.

(b) Mr. Solomon’s principal business address is Fairmount Bancorp, Inc., 8216 Philadelphia Road, Baltimore, MD 21237.

(c) Mr. Solomon’s principal occupation is that of President and Chief Executive Officer of Fairmount and Fairmount’s wholly owned subsidiary, Fairmount Bank.

(d) During the last five years, Mr. Solomon has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Solomon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

15,000 shares of Common Stock were acquired by Mr. Solomon on June 2, 2010, at $10.00 per share upon the conversion of Fairmount Bank from the mutual to stock form of organization and the concurrent formation of Fairmount as the holding company for Fairmount Bank. On October 12, 2011, Mr. Solomon acquired an additional 1,900 shares of Common Stock at $14.10 per share upon the conversion merger of Fullerton Federal Savings Association with and into Fairmount Bank. All of the shares of Common Stock were purchased by Mr. Solomon with personal funds.

On February 23, 2012, Mr. Solomon was awarded 4,400 shares of restricted Common Stock and options to purchase 11,100 shares of Common Stock at $14.10 per share. The restricted stock awards and the stock options each vest equally over a five-year period, commencing with the first anniversary of the date of grant. Pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, Mr. Solomon is deemed to be the beneficial owner of 20% of these shares within 60 days of the initial vesting date.

Item 4.	Purpose of Transaction.

Mr. Solomon intends to monitor his ownership interest in Fairmount on an ongoing basis and to take such measures as he deems appropriate from time to time in furtherance of such interest. Mr. Solomon may, from time to time, acquire additional shares of common stock or dispose of some or all of the shares of Common Stock then owned by him.

Mr. Solomon has no present plan or proposal which would relate to or would result in any of the actions referred to in items (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Commission. Mr. Solomon does, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

(a)	None.

(b)	None.

(c)	None.

(d)	None.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)	None.

Item 5.	Interest in Securities of the Issuer.

(a)	Mr. Solomon owns 20,902 shares of Common Stock of Fairmount, including 4,002 shares of Common Stock allocated to his Employee Stock Ownership Plan (“ESOP”) trust account. Based on 469,714 shares of Common Stock outstanding as reported on Fairmount’s Form 10-K for the fiscal year ended September 30, 2012, Mr. Solomon beneficially owns approximately 5.1% of the outstanding shares of the Common Stock of Fairmount. This amount excludes 2,636 shares held in the 2010 Recognition and Retention Plan (the “RRP”) trust, of which Mr. Solomon is a trustee. Shares held by the RRP trust (whether or not subject to any award) will be voted in the same proportion as the shares held in the ESOP are voted and, in the absence of any such voting, in the manner directed by the Compensation Committee.

(b)	Mr. Solomon exercises sole voting and dispositive power with respect to all 20,902 shares owned.

(c)	N/A.

(d)	N/A.

(e)	N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Restricted stock awards and stock option grants are subject to the terms and conditions of the RRP and the 2010 Stock Option Plan. For additional information, see Exhibits 10.1 and 10.2 to Fairmount’s Current Report on Form 8-K filed on March 1, 2011, and Exhibits 10.1 and 10.2 to Fairmount’s Current Report on Form 8-K filed on February 28, 2012, each of which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – 2010 Stock Option Plan (incorporated by reference to Exhibit 10.1 to Fairmount’s Current Report on Form 8-K, filed on March 1, 2011).

Exhibit 2 – 2010 Recognition and Retention Plan and Trust (incorporated by reference to Exhibit 10.2 to Fairmount’s Current Report on Form 8-K, filed on March 1, 2011).

Exhibit 3 – Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 to Fairmount’s Current Report on Form 8-K, filed on February 28, 2012).

Exhibit 4 – Form of Incentive Stock Agreement (incorporated by reference to Exhibit 10.2 to Fairmount’s Current Report on Form 8-K, filed on February 28, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2013

/s/ Joseph M. Solomon
Signature

Joseph M. Solomon
Name